UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                K2 Digital, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                   482733 10 2
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                                 (CUSIP Number)

                        c/o Law Offices of Thomas G. Amon
                            500 Fifth Ave, Suite 1650
                               New York, NY 10110
                            Telephone: (212) 810-2430
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 25, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Name of Reporting Person S.S. or I.R.S.. Identification No, of above persons:

    Avante Holding Group, Inc. (I.R.S. Employer Identification Number 593663114)
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2. Check the Appropriate Box if a Member of a Group:

                                                        (a) |_|
                                                        (b) |_|
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3. SEC Use Only:

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4. Source of Funds: WC

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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e):

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6. Citizenship or Place of Organization:
                Florida

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   Number of    7.   Sole Voting Power:
     Shares          1,500,000 shares of Common Stock (1)
  Beneficially
    Owned by    ----------------------------------------------------------------
     Each       8.   Shared Voting Power:
   Reporting         None
    Person
     With       ----------------------------------------------------------------
                9.   Sole Discretion Power:
                1,500,000 shares of Common Stock (1)

                ----------------------------------------------------------------
                10.  Shared Dispositive Power:
                     None

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                11.  Aggregate Amount Beneficially Owned by Each Reporting
                     Person:
                     1,500,000 shares of Common Stock (2)

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                12.  Check if the Aggregate Amount in Row (11) Excludes
                     Certain Shares (See Instructions):

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                13.  Percent of Class Represented by Amount in Row (11):
                     30.1% (3)

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                14.  Type of Reporting Person (See Instructions):
                     CO

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(1)   See Items 4 and 5 of this Schedule 13D.
(2)   See Items 4 and 5 of this Schedule 13D.
(3) Based on 4,982,699 shares of K2's Common Stock issued and outstanding as of December 31, 2006.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement of Schedule 13D (this "Statement") relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of K2 Digital, Inc., a Delaware corporation ("K2"). The principal executive offices of K2 are located at c/o Law Offices of Thomas G. Amon, 500 Fifth Avenue, Suite 1650, New York, NY 10110.

Item 2.  Identity and Background.

This Statement is filed by Avante Holding Group, Inc., a Florida corporation ("Avante"). The address of Avante's principal executive office, and the business address of each person listed below is 1900 S. Harbor City Blvd, Suite 315, Melbourne, Florida 32901. Avante provides incubation services for startup and Small Cap companies. Avante was organized to provide services, utilizing a quantity of scale model, reducing cost, and allowing companies to focus on their business growth and core competencies. The following are the directors or executive officers of Avante: Michael W. Hawkins, Chairman and Chief Executive Officer; J. Jason Dieterle, Vice-President; and Leigh A. Gerke, Secretary. GAMI, LLC ("GAMI") is the beneficial owner of 93% of the common stock of Avante and GAMI is controlled by Michael W. Hawkins and Ioanna Hawkins. All the individuals named in this Item #2 are United States Citizens, with the exception of Ioanna Hawkins who is a Registered Alien of the United States and a citizen of Hellenic Republic of Greece, and GAMI, LLC is a Florida Limited Liability Company.

During the last five years, neither Avante nor, to Avante's knowledge, any of the individuals referred to above, have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final ordering enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

NPOWR Digital Media, Inc., a California corporation and Avante have entered into a definitive Stock Purchase Agreement dated January 25, 2007 (the "Stock
Purchase Agreement") whereby Avante agreed to acquire, in an all-cash transaction, 1,000,000 shares of K2's Series A Preferred Stock ("Preferred Stock"), which shares are convertible into common stock at a common share conversion price equal to $0.11 for an equivalent of 1,500,000 shares of K2's Common Stock. The total transaction value is approximately $125,000. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 10.

Item 4. Purpose of Transaction.

In contemplation of a possible future merger transaction between New Century Structures, Inc., ("NCSI") and K2, on January 29, 2007, Avante entered into a Stock Purchase Agreement with NPOWR to acquire 1,000,000 shares of K2's Preferred Stock, which shares are convertible into common stock, on a 1.50 X
1.00 Common-to-Preferred basis, at a common share conversion price equal to $0.11 for an equivalent of 1,500,000 shares of K2's Common Stock. The total consideration to be paid by Avante for the shares of Preferred Stock is approximately $125,000. Such conversion may be effected at any time at the option of Avante.

On January 29, 2007, K2 signed a letter of intent with NCSI (the "LOI"), whereby K2 on January 29, 2007 signed a letter of intent with NCSI (the "LOI"), whereby K2, its wholly-owned subsidiary, K2 Acquisition Corp. ("Merger Sub") and NCSI intend to enter into a formal merger agreement, whereby Merger Sub will merge with and into NPOWR. In connection with the merger, the shareholders of NCSI will acquire a controlling interest in K2. NCSI's designees will be appointed as directors of K2 and the Board of shareholders will approve a 10x1 reverse split of K2 shares such that the current shareholders of K2 will own approximately 500,000 post merger share representing 10% of the post merger shares issued and outstanding. The parties anticipate closing the possible future merger transaction no later than one hundred and twenty (120) days from the date of the LOI, unless K2 and NCSI mutually agree in writing to extend such closing date. The proposed transaction will be subject to the normal conditions for closing, including satisfactory due diligence by the parties. Avante and its affiliates, own a controlling interest in NCSI.

Item 5. Interest in Securities of the Issuer:

(a)-(b) As of the filing date of the Schedule 13D, as a result of the Stock Purchase Agreement NCSI may be deemed to have (i) beneficial ownership (within the meaning of Rule 13D-3 under the Exchange Act) and (ii) sole power to vote of 1,500,000 shares of Common Stock, which represents approximately 30.1% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-d(d)(1).

The identification of any person (other than NCSI) in response to Item 2 of the Statement shall not be construed as an admission that such person is, for the purposes of Sections, 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

(c) Except as set forth or incorporated herein, neither NCSI nor, to NCSI's knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein above, to the knowledge of NCSI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of K2, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

      Exhibit 10 - Stock Purchase Agreement dated as of January 21, 2007 by and between NPOWR Digital Media, Inc., and Avante Holding Group, Inc.

SIGNATURE

After reasonable inquiry and not to the best of each of the undersigned's knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2007

                                        AVANTE HOLDING GROUP, INC.


                                        By: /s/ Michael Hawkins
                                            -------------------------
                                        Name:  Michael Hawkins
                                        Title: President